PMU News Release #06-11
TSX, AMEX Symbol PMU

June 16, 2006

PETE NEILANS JOINS PACIFIC RIM AS CHIEF OPERATING OFFICER

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is extremely pleased to announce the appointment of Mr. Peter (“Pete”) Neilans to the position of Chief Operating Officer, effective immediately. As COO, Mr. Neilans will be responsible for overseeing the Company’s operational programs, including commencing the development of the Company’s high grade El Dorado gold mine in Central America. Mr. Neilans will act in a consulting capacity on an “as-needed” basis until his official start date of September 1, 2006.

“Pete Neilans is an exceptional addition to our team”, states Tom Shrake, President and CEO. “As Pacific Rim commences early-stage development and begins working toward construction and operation of the El Dorado mine, Pete’s international development and operational expertise, and his experience in government and community relations and environmental, health and safety matters will be an enormous asset to the Company. Pete is a team builder of the first order. I personally, and the mining community broadly, have great respect for Pete as a manager and mine operator. With Pete on board, Pacific Rim gains quality operational stewardship to match the high quality of the Company’s assets, and the scope of its vision. This is a momentous event for the Company.”

Most recently, Mr. Neilans was President and CEO of Placer Dome US, where he was responsible for all of Placer Dome’s operations in the United States, including the Cortez and Bald Mountain operations in Nevada, the jewel of the Barrick takeover. Under his stewardship both operations were successful at achieving or exceeding production milestones and significant reserve/resource expansions. Mr. Neilans also has extensive international mining experience serving as Mine Manager at Porgera, New Guinea and Big Bell, Australia and also working in a managerial role at Marcopper in the Philippines.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade, low cost El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including its ability to achieve its stated goal, and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com